January 3, 2014

Maxcom Announces Exchange of Notes for Equity

Mexico City — January 3, 2014 — Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE:MXT, BMV: MAXCOM.CPO) (“Maxcom,” or the “Company”), today announced that U.S.$2,131,293 aggregate principal amount of its Step-Up Senior Notes due 2020 (the “Notes”) have been exchanged into shares of its Series A common stock (in the form of CPOs and ADRs) pursuant to the equity subscription rights issued under the terms of the Company’s recently completed prepackaged Chapter 11 plan of reorganization. The exchanged Step-Up Senior Notes was cancelled. As a result of the exchange, approximately 22,655,949 shares of Maxcom’s Series A common stock (in the form of CPOs and ADRs) have been issued.

This press release is for informational purposes only and is not an offer to buy, the solicitation of an offer to sell with respect to, any of the Notes.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com